UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael J. Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 418-2200

With copies to:

Stuart M. Cable, Esq.	Robert W. Hesslein, Esq.
Lisa R. Haddad, Esq.	Senior Vice President, General Counsel
Kingsley L. Taft, Esq.	and Secretary
Goodwin Procter LLP	Foundation Medicine, Inc.
Exchange Place	150 Second Street
Boston, MA 02109	Cambridge, MA 02141
(617) 570-1000	(617) 418-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Foundation Medicine, Inc., a Delaware corporation (“Foundation”). The Schedule 14D-9 relates to the tender offer by Roche Holdings, Inc., a Delaware corporation (“Offeror”), to purchase up to 15,604,288 shares of Foundation’s common stock, par value $0.0001 per share (each, a “Share”), representing, when added to the Shares already owned by Roche Holding Ltd, an indirect parent of Offeror, and its subsidiaries, and together with the 5,000,000 newly issued Shares to be purchased by Offeror in consideration of Offeror’s primary investment in Foundation of $250 million in cash (the “Issuance”), up to approximately 56.3% of the outstanding Shares on a fully diluted basis at the closing of the Issuance, at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Offeror with the SEC on February 2, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Item 1 (“Subject Company Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the section entitled “Securities” with the following:

The title of the class of equity securities to which this Schedule 14D-9 relates is Foundation’s common stock, par value $0.0001 per share (each, a “Share”). As of January 28, 2015, there were (a) 28,396,768 issued and outstanding Shares (excluding 136,622 shares of restricted stock subject to satisfaction of vesting or other forfeiture conditions), (b) 2,638,458 Shares subject to issuance pursuant to options granted by Foundation to purchase Shares, (c) 194,040 Shares subject to issuance upon settlement of restricted stock units granted by Foundation, (d) 2,496,575 Shares reserved for future issuance under Foundation’s 2013 Stock Option and Incentive Plan (the “2013 Plan”) and (e) 788,503 Shares reserved for issuance pursuant to Foundation’s 2013 Employee Stock Purchase Plan. As of February 11, 2015, the record date for the special meeting of Foundation stockholders described in “Item 8. Additional Information—Required Stockholder Approval,” there were 28,557,351 issued and outstanding Shares entitled to vote at such special meeting.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the section entitled “Arrangements with Current Executive Officers and Directors of Foundation—Shares Available for Tender” with the following:

Shares Available for Tender.

The following table provides, as of February 11, 2015, the number of vested and exercisable stock options held by each of our executive officers and directors and the number of Shares held by each of our executive officers and directors that are available to be tendered in the Offer. In order to tender the Shares underlying exercisable stock options, the executive officer or director would have to first exercise the stock option. Foundation’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions, including proration, as the other Foundation stockholders who tender Shares.

	Aggregate Number of Shares of Common Stock		Aggregate Number of Vested and Exercisable Stock Options		Weighted Average Exercise Price of Vested and Exercisable Stock Options	Aggregate Number of Shares and Stock Options Available for Tender in the Offer
Executive Officers
Michael Pellini, M.D.	394,218	(1)	268,560	(2)	$1.82	662,778
Steven Kafka, Ph.D.	0		42,030		$5.69	42,030
Vincent Miller, M.D.	63,117		35,149		$5.79	98,266
David Daly	0		0		—	0
Robert Hesslein	30,451		14,059		$4.82	44,510
Jason Ryan	0		42,343		$11.02	42,343
Non-Employee Directors (3)
Alexis Borisy	290,635		0		—	290,635
Brook Byers	16,839	(4)	0		—	16,839
Evan Jones	55,309	(5)	9,529		$5.18	64,838
David Schenkein, M.D.	93,750	(6)	3,281		$7.12	97,031
Krishna Yeshwant, M.D.	0		0		—	0

(1)	As of February 11, 2015, Dr. Pellini also held 25,782 shares of restricted stock that were subject to “single trigger” vesting in connection with a change in control, but that would not be available to be tendered in the Offer to the extent such shares of restricted stock have not vested as of the expiration of the Offer, as further described above under “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreement with Dr. Pellini.”
(2)	As of February 11, 2015, Dr. Pellini also held 152,346 stock options with a weighted-average exercise price of $4.62 that were subject to “single trigger” vesting in connection with a change in control, but that would not be exercisable into Shares available to be tendered in the Offer to the extent such stock options have not vested and been exercised as of the expiration of the Offer, as further described above under “Item 4. Arrangements with Current Executive Officers and Directors of Foundation—Employment Agreement with Dr. Pellini.”
(3)	All of the stock options held by our non-employee directors were vested as of February 11, 2015, except for (i) the award of 13,385 stock options granted to each non-employee director on June 18, 2014 and (ii) 11,721 and 5,469 unvested stock options held by Mr. Jones and Dr. Schenkein, respectively, that are subject to time-based vesting, which, in the case of clauses (i) and (ii), would not be exercisable into shares available to be tendered in the Offer to the extent such stock options have not vested and been exercised as of the expiration of the Offer.
(4)	Represents shares held in trusts for the benefit of Mr. Byers and certain of his family members.
(5)	Represents shares held by jVen Capital, LLC, of which Evan Jones is the managing member.
(6)	Represents shares held in trusts for the benefit of Dr. Schenkein and certain of his family members and 31,250 shares held directly by Dr. Schenkein.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 (“Interest in Securities of the Subject Company”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the bottom of the table set forth in Item 6:

David J. Daly	February 3, 2015	75,000	$47.88	Grant of stock option in connection with his hiring
Michael J. Pellini	February 11, 2015	17,500	$48.563(1)	Sale of stock pursuant to Rule 10b5-1 trading plan

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the third and fourth paragraphs set forth under the heading “Regulatory Approvals—Antitrust” with the following:

On January 26, 2015, Foundation and Offeror each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Investment. The applicable waiting period under the HSR Act terminated on February 10, 2015.

Even though the requisite waiting period under the HSR Act has terminated, U.S. state attorneys general and private persons may still bring legal action under the antitrust laws seeking to enjoin the transaction, seeking conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by any state or any other person, Offeror may not be obligated to consummate the Offer or the Issuance. See “Section 16–Certain Legal Matters; Regulatory Approvals—Regulatory Matters—Antitrust” of the Offer to Purchase.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following sentence to the end of the paragraph set forth under the heading “Required Stockholder Approval”:

On February 19, 2015, Foundation filed a Definitive Proxy Statement on Schedule 14A with the SEC, including notice of a special meeting of Foundation stockholders to be held on April 2, 2015 (subject to adjournment or postponement), at which Foundation will seek the approval of the matters described above.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits to the exhibit index:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(14)	Definitive Proxy Statement relating to the Special Meeting of Foundation Medicine, Inc. stockholders to be held on April 2, 2015	Schedule 14A	2/19/15	001-36086
(g)(1)	Form of Proxy for the Special Meeting of Foundation Medicine, Inc. stockholders to be held on April 2, 2015	Schedule 14A	2/19/15	001-36086

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOUNDATION MEDICINE, INC.

Dated: February 20, 2015	By:	/s/ Robert W. Hesslein
	Name:	Robert W. Hesslein
	Title:	Senior Vice President, General Counsel and Secretary